

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, New York 10036

Re: Fox Corp
Form 10-K for the Fiscal Year Ended June 30, 2023
File No. 001-38776

Dear Steven Tomsic:

We have reviewed your March 8, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2024 letter.

Form 10-K for the fiscal year ended June 30, 2023

Notes to Consolidated Financial Statements
Note 17. Segment Information, page 101

1. We note your response to our prior comment two which indicates the financial information reviewed by the CODM contains income statement results for Cable Network Programming, Television, FOX Studio Lot and Credible. Please describe any other disaggregated financial information the CODM receives, the frequency it is provided, and how it is used by the CODM. In your response, specifically tell us what financial information the CODM receives about the business units, if any. Finally, tell us what disaggregated financial information is provided to the Board of Directors.

Note 20. Additional Financial Information, page 105

2. We note your response to our prior comment three. Please tell us whether you will clearly identify operating and non-operating expenses on the face of your income

statement. Also, confirm whether you will quantify each material item that will be included in "Restructuring, impairment and other corporate matters" in the notes to your consolidated financial statements.

Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology